UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               AHL Services, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         -------------------------------
                         (Title of Class of Securities)


                                   001296 10 2
                                ----------------
                                 (CUSIP Number)


        Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House,
            1 Thomas More St., London England E1W 1YB (44-20-7481-4343)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 March 31, 2000
                                ----------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 2 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         TAPIR INVESTMENTS (BAHAMAS) LTD.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                        (a)
                                                                        (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         THE BAHAMAS

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

                                            - 0 -
         SHARES                     --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

                                            1,682,000
         OWNED BY                   --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

                                            - 0 -
         REPORTING                  --------------------------------------------

                                    10)     SHARED DISPOSITIVE POWER
         PERSON

                                            1,682,000
         WITH                       --------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 3 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INVESTMENTS PLC

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                        (a)
                                                                        (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

                                            - 0 -
         SHARES                     --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

                                            1,682,000
         OWNED BY                   --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER

         EACH

                                            - 0 -
         REPORTING                  --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER

         PERSON

                                            1,682,000
         WITH                       --------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 4 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         THE CAYZER TRUST COMPANY LIMITED

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)

                                                                        (a)
                                                                        (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

                                            - 0 -

         SHARES                     --------------------------------------------

                                    8)      SHARED VOTING POWER
         BENEFICIALLY

                                            1,682,000

         OWNED BY                   --------------------------------------------

                                    9)      SOLE DISPOSITIVE POWER
         EACH

                                            - 0 -

         REPORTING                  --------------------------------------------

                                    10)     SHARED DISPOSITIVE POWER
         PERSON

                                            1,682,000

         WITH                       --------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.8%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 5 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         STERLING INDUSTRIES PLC

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                        (a)
                                                                        (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

--------------------------------------------------------------------------------
                                   7)      SOLE VOTING POWER
         NUMBER OF

                                           - 0 -

         SHARES                    ---------------------------------------------

                                   8)      SHARED VOTING POWER
         BENEFICIALLY

                                           - 0 -

         OWNED BY                  ---------------------------------------------

                                   9)      SOLE DISPOSITIVE POWER
         EACH

                                           - 0 -

         REPORTING                 ---------------------------------------------

                                   10)     SHARED DISPOSITIVE POWER
         PERSON

                                           - 0 -

         WITH                      ---------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction

         As of March 31, 2000, Sterling (as defined below) is not an indirect beneficial owner of the Common Stock of the Issuer (as defined below) given that it has no direct voting shareholdings of Caledonia (as defined below).

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ($.01 par value) ("Common Stock") of AHL, Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3353 Peachtree Road NE, Suite 1120, North Tower, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (A) This Statement is filed by (i) Tapir Investments (Bahamas) Ltd. ("Tapir") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 5; (ii) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of this Common Stock given that Caledonia is the holder of all of the outstanding capital stock of Tapir; and (iii) The Cayzer Trust Company Limited ("Cayzer Trust") as an indirect beneficial owner of this Common Stock given that its direct holdings of the securities of Caledonia represent indirect holdings of the stock of Tapir; and (iv) Sterling Industries PLC ("Sterling") which, as of March 31, 2000, is no longer an indirect beneficial owner of this Common Stock given that it no longer has any direct holdings of the voting securities of Caledonia (collectively all these entities are the "Reporting Persons").

         Tapir is the direct beneficial holder of approximately 10.8% of the outstanding Common Stock of the Issuer. Caledonia is the holder of all of the outstanding capital stock of Tapir. Cayzer Trust is the holder of 34.41% of the outstanding common stock of Caledonia. Cayzer Trust may be deemed to control Caledonia and, hence, Tapir. Cayzer Trust disclaims beneficial ownership of Caledonia or Tapir.

         As of March 31, 2000, Sterling ceased to be a beneficial owner of Common Stock of the Issuer. Sterling has no direct holdings of the voting securities of Caledonia by virtue of a public takeover offer initiated by Caledonia to acquire all shares of Sterling not already owned directly by Caledonia, following which all common stock of Caledonia owned by Sterling was redesignated as deferred non-voting shares. As a result, Sterling may not be deemed as controlling or holding, indirectly or directly, on its own or in combination with any other entity, Caledonia or Tapir.

         (B) The principal business address of Tapir is Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, New Providence, The Bahamas. The principal business address for both Caledonia and Cayzer Trust is Cayzer House, 1 Thomas More Street, London, England E1W 1YB. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Tapir is an investment holding company.

         Caledonia is a diversified trading and investment company.

         Cayzer Trust is an investment holding company.

         Sterling is an engineering company.

         (C) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (D) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) Tapir is a corporation organized under the laws of The Bahamas. Caledonia, Cayzer Trust and Sterling are corporations organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (A) Tapir is the direct beneficial owner of 1,682,000 shares of Common Stock of the Issuer.

         This holding represents approximately 10.8% of the total of 15,516,792 shares of Common Stock currently outstanding according to the Issuer's report on Form 10-Q filed on August 14, 2000 ("Issuer 10-Q"). By virtue of the relationships described in Item 2, Caledonia and Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Tapir. Cayzer Trust disclaims all such beneficial ownership.

         As described in Item 2, Sterling is not a direct or indirect beneficial owner of shares of Common Stock of the Issuer.

         (B) Tapir has the power to vote or direct the vote, and dispose or direct the disposal of the shares of Common Stock of the Issuer.

         (C) There have been no transactions in shares of Common Stock by any Reporting Person.

         (D) Tapir has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (E) On March 31, 2000, Sterling ceased to be a beneficial owner of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2000                             TAPIR INVESTMENTS (BAHAMAS) LTD.

                                            By: /s/ Surinder Deal
                                                --------------------------------
                                            Name: Surinder Deal

                                            Title: Director


October 5, 2000                             CALEDONIA INVESTMENTS PLC

                                            By: /s/ G. P. Denison
                                                --------------------------------
                                            Name: G. P. Denison

                                            Title:  Company Secretary


October 5, 2000                             THE CAYZER TRUST COMPANY LIMITED

                                            By:  /s/ J. I. Mehrtens
                                                 -------------------------------
                                            Name: J. I. Mehrtens

                                            Title: Director


October 5, 2000                             STERLING INDUSTRIES PLC

                                            By: /s/ David Kinloch
                                                --------------------------------
                                            Name:  Sir David Kinloch

                                            Title: Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           SCHEDULE A TO SCHEDULE 13D

         (I) DIRECTORS AND OFFICERS OF TAPIR INVESTMENTS (BAHAMAS) LTD.

NAME                      RESIDENCE                       PRINCIPAL OCCUPATION                   CITIZENSHIP

P. N. Buckley             6 Albert Place                  Chairman and Chief Executive,          United Kingdom
                          London                          Caledonia Investments plc
                          W8 5PD, England

Hon. C. W. Cayzer         Finstock Manor                  Executive Director,                    United Kingdom
                          Finstock                        Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

S. Deal                   Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. C. Dunkley             Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. T. Higgs               Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

H. T. Lunn                Shirlaw House                   Legal Assistant                        Bahamas
                          87 Shirley House
                          P.O. Box SS-19084
                          New Providence, Nassau
                          The Bahamas

Robert J. Arnold          "Lucaya"                        Retired Insurance Executive            United Kingdom
                          Lyford Cay, N.P.
                          The Bahamas

         (II) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC

NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP

P.N. Buckley              6 Albert Place             Chairman and Chief                    United Kingdom
                          London                     Executive, Caledonia
                          W8 5PD, England            Investments plc

J. Burnett-Stuart         Ardmeallie House           Retired                               United Kingdom
                          Huntley
                          Aberdeenshire
                          AB54 5RS, Scotland

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

N. K. Cayzer              Thriepley House            Non Executive Director,               United Kingdom
                          Lundie, Dundee             Oriel Group plc
                          Scotland                   Stuart House
                                                     Queens Gate
                                                     Britannia Road
                                                     Waltham Cross
                                                     Hertfordshire, EN8 7TF
                                                     England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Heretford                  Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England

NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP

J. R. H. Loudon           Olantigh                   Finance Director,                     United Kingdom
                          Wye                        Blue Circle Industries PLC
                          Ashford                    84 Eccleston Square
                          Kent, England              London, SW1V 1PX
                          TN25 5EW                   England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England

  (III)  DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED

NAME                     RESIDENCE                       PRINCIPAL OCCUPATION                  CITIZENSHIP

P. N. Buckley            6 Albert Place                  Chairman and Chief Executive,         United Kingdom
                         London                          Caledonia Investments plc
                         W8 5PD, England

Hon. C. W. Cayzer        Finstock Manor                  Executive Director,                   United Kingdom
                         Finstock                        Caledonia Investments plc
                         Oxfordshire
                         OX7 3DG, England

Sir James Cayzer         Kinpurnie Castle                Landowner                             United Kingdom
                         Newtyle, Angus
                         Scotland

J. I. Mehrtens           51 Oxenden Wood Road            Company Secretary,                    United Kingdom
                         Chelsfield Park                 The Cayzer Trust Company
                         Orpington,                      Limited
                         Kent BR6 6HP, England

M. G. Wyatt              Pippin Park                     Deputy Chairman,                      United Kingdom
                         Lidgate, Newmarket              Caledonia Investments plc
                         Suffolk
                         CB8 9PP, England

P. R. Davie              No. 6 Belvedere House,          Lawyer                                United Kingdom
                         Priory Road, Sunningdale
                         Berkshire, SL5 9RH
                         England

         (IV) DIRECTORS AND EXECUTIVE OFFICERS OF STERLING INDUSTRIES PLC

NAME                         RESIDENCE                  PRINCIPAL OCCUPATION             CITIZENSHIP

D. Blunn                     The Barn, Park Farm        Finance Director,                United Kingdom
                             Marston Magna              Sterling Industries PLC
                             Somerset
                             TA22 8AX, England

P. N. Buckley                6 Albert Place             Chairman and Chief Executive,    United Kingdom
                             London                     Caledonia Investments plc
                             W8 5PD, England

H. W. Denman                 The Penthouse              Retired                          United Kingdom
                             Old Avenue
                             St. Georges Hill
                             Weybridge
                             Surrey, KT13 0QB
                             England

D. Diggins                   Fairgarden                 Chief Executive,                 United Kingdom
                             Unity Lane                 Sterling Industries PLC
                             Misterton, Crewkerne
                             Somerset TA18 5NA
                             England

Sir David Kinloch            29 Walpole Street          Deputy Chief Executive,          United Kingdom
                             London, SW3 4QS            Caledonia Investments plc
                             England

M. G. Wyatt                  Pippin Park                Deputy Chairman                  United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England

W. P. Wyatt                  83 Barkston Gardens,       Investment Manager,              United Kingdom
                             London, SW5 0EU,           Caledonia Investments plc
                             England